UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2011
OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RAYONIER INC. SAVINGS PLAN FOR
NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

RAYONIER INC.
1301 Riverplace Boulevard
Jacksonville, Florida 32207
Telephone Number: (904) 357-9100

RAYONIER INC. SAVINGS PLAN FOR
NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
AS OF DECEMBER 31, 2011 AND 2010
AND FOR THE YEAR ENDED DECEMBER 31, 2011
Note: Other schedules required by Section 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Pension and Savings Plan Committee of the
Rayonier, Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations
Jacksonville, Florida
We have audited the accompanying statements of net assets available for benefits of the Rayonier, Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 27, 2012

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2011	2010
ASSETS
Investments, at fair value (Notes 2, 3 and 4)	$6,178,745	$5,403,725

Receivables:
Notes receivable from participants	669,688	589,854
Participant contributions	7,096	5,341
Employer contributions	3,213	2,365
Accrued interest and dividends	1,581	361
Total receivables	681,578	597,921

NET ASSETS REFLECTING INVESTMENTS
AT FAIR VALUE	6,860,323	6,001,646

Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts (Note 2)	(304,378)	(238,255)

NET ASSETS AVAILABLE FOR BENEFITS	$6,555,945	$5,763,391

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

ADDITIONS TO NET ASSETS:	2011
Net appreciation in fair value of investments (Note 4)	$527,497
Participant contributions	450,397
Interest and dividends (Note 5)	156,183
Employer contributions	149,659
Interest on notes receivable from participants	28,126
1,311,862

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(527,031)

Net increase before transfers of assets to this plan	784,831

Transfers of assets to this plan (Note 1)	7,723

Net increase	792,554

Net assets available for benefits:
Beginning of year	5,763,391
End of year	$6,555,945

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following brief description of the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all hourly-paid, non-bargaining unit employees of former and current operating locations of Vanillin, Baxley, Eatonton, Swainsboro, and Lumber City of Rayonier Inc. (“Sponsor” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan's investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan's investment in Rayonier Inc. common stock. Effective June 3, 2011, Reliance Trust Company became the administrator of the Trust, replacing State Street Corporation.
Contributions
Participants may contribute one percent to 100 percent of eligible compensation, in one percent increments. Contributions may be made on a before-tax basis, after-tax basis, or a combination thereof.
The Company makes a matching contribution of 60 percent of the first six percent of each participant's eligible compensation contributed to the Plan. As employees hired or rehired after February 2011 are not eligible for the Company's defined benefit pension plans, these employees receive an enhanced retirement contribution of three percent of their eligible compensation.
Matching Company contributions are initially invested in the Rayonier Inc. Common Stock Fund. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time.
Each year participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan also permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant's account is credited with the participant's contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.
Vesting
Participants are immediately fully vested in their contributions plus actual earnings/losses thereon at all times. Participants vest in the Company contributions and enhanced retirement contributions at a rate of 20 percent per year of service; full vesting occurs after five years of service.
Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $1,891 for the year ended December 31, 2011. During 2011, forfeitures of $4,094 were utilized to reduce employer contributions. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2011 and 2010, the balance in forfeited, non-vested accounts totaled $1,469 and $2,437, respectively, and remains available in the Mass Mutual Fixed Income Fund (“MassMutual GIA”).
Transfers
The Company maintains several defined contribution plans for its employees depending upon their employment status. If a participant changes employment status and is eligible to transfer into a different plan during the year, the

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
NOTES TO FINANCIAL STATEMENTS

participant can elect to transfer his account balance into the corresponding plan. The transfer would be included in the “Transfers of assets to this plan” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at end of year. Participants are prohibited from transferring into Rayonier Inc. Common Stock Fund, most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant's vested balance, or (b) $50,000. Participants may not have more than one loan outstanding at a time. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Pension and Saving Plan Committee. Principal and interest are paid ratably through weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of retirement (including early retirement) or in the case of becoming disabled, or to their beneficiary in the event of death, based on the fully vested balance of their account. The options available for the payment of benefits include lump sum or annual payments over a future period. Under the IRC, payment of benefits must commence by age 70-1/2. In the event of termination of employment before retirement, a participant's account balance will be distributed in either a lump sum, over future periods, or deferred.
Withdrawals of any amount may be made from the participant's after-tax account in excess of a prescribed minimum. Withdrawals from before-tax account balances are allowable before attaining the age of 59-1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
New or Recently Adopted Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 ("ASU 2011-04") which amends Accounting Standard Codification Topic 820, "Fair Value Measurements and Disclosures" to result in common fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure. The new guidance requires prospective application and is effective for fiscal years beginning after December 15, 2011, which for the Plan will be the year ended December 31, 2012. The adoption of ASU 2011-04 is not expected to have a material impact on the Plan's financial statements.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. See Note 3 - Fair Value Measurements for additional information.
Fully benefit-responsive investment contracts such as those held by the MassMutual GIA, are required to be reported at fair value pursuant to generally accepted accounting principles. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standard, all Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits and an adjustment is made to revalue the fair value of the MassMutual GIA to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The guaranteed interest rate was 3.25 percent and 3.50 percent as of December 31, 2011 and 2010, respectively. The guaranteed interest rate is determined every six months.
The following table represents the annual interest credited to the account as a percentage of the average annual fair value of the MassMutual GIA:

	December 31,
Average yields	2011	2010

Based on actual earnings	2.86%	3.14%
Based on interest rate credited to participants	2.86%	3.14%

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on the accrual basis. See Note 3 - Fair Value Measurements for additional information.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant's balance and reflected as a component of the net appreciation in fair value of investments.

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
NOTES TO FINANCIAL STATEMENTS

to measure fair value as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, as of December 31, 2011:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund	$2,680,556	$—	$—	$2,680,556
MassMutual GIA	—	—	2,536,545	2,536,545
Pooled Separate Investment Accounts
Large Cap Equity	—	720,150	—	720,150
Asset Allocation/Retirement	—	189,433	—	189,433
International Equity	—	18,320	—	18,320
Intermediate Term Bond	—	12,578	—	12,578
Small Cap Equity	—	11,475	—	11,475
Mid Cap Equity	—	9,688	—	9,688

Investments at Fair Value	$2,680,556	$961,644	$2,536,545	$6,178,745

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, as of December 31, 2010:

Asset Category	Level 1	Level 2	Level 3	Total
MassMutual GIA	$—	$—	$2,730,719	$2,730,719
Rayonier Inc. Common Stock Fund	1,740,911	—	—	1,740,911
Pooled Separate Investment Accounts
Large Cap Equity	—	731,676	—	731,676
Asset Allocation/Retirement	—	153,547	—	153,547
Intermediate Term Bond	—	15,849	—	15,849
International Equity	—	15,197	—	15,197
Mid Cap Equity	—	9,894	—	9,894
Small Cap Equity	—	5,932	—	5,932

Investments at Fair Value	$1,740,911	$932,095	$2,730,719	$5,403,725

The asset or liability's measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
NOTES TO FINANCIAL STATEMENTS

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2011.
Level 1 - Rayonier Inc. Common Stock Fund - fair value measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value.
Level 2 - MassMutual Pooled Separate Investment Accounts - fair value measured using unit value calculated from the net assets of the underlying pool of securities.
Level 3 - MassMutual GIA - fair value measured using liquidation value based on an actuarial formula as defined under the terms of the contract.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Changes in the fair value of the Plan's Level 3 assets during the year ended December 31, 2011 were as follows:

Level 3 Assets
MassMutual GIA
Balance, beginning of the year	$2,730,719
Interest Income	103,171
Change in fair value of fully benefit-responsive
investment contract	101,618
Purchases	304,115
Sales	(703,078)
Balance, end of year	$2,536,545

4.	Investments
The investments that represented five percent or more of the Plan's Net Assets Available for Benefits as of December 31, were as follows:

	2011	2010
Rayonier Inc. Common Stock Fund	$2,680,556	$1,740,911
MassMutual GIA	2,536,545	2,730,719
MassMutual Select Indexed Equity Fund	720,019	731,433

During 2011, the net appreciation in the fair value of investments held by the Plan (including gains and losses on investments bought, sold and held during the year) was as follows:

Rayonier Inc. Common Stock Fund	$522,918
Pooled Separate Investment Accounts	4,579
Net Appreciation in Fair Value of Investments	$527,497

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
NOTES TO FINANCIAL STATEMENTS

5.	Dividends
On July 22, 2011, Rayonier Inc.'s Board of Directors authorized a three-for-two stock split in the form of a stock dividend. The additional shares were distributed on August 24, 2011 to shareholders of record on August 10, 2011. On a post-split basis, the Plan received regular cash dividends of $1.52 per share on Rayonier Inc. common stock owned, totaling $80,797 for the year ended December 31, 2011.

6.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2011 and 2010, the Plan held 57,119 and 47,060 shares of Rayonier Inc. common stock, respectively, which represented 0.05 percent and 0.04 percent, respectively, of the total shares outstanding. The impact of the stock split is reflected for both periods presented. In addition, the Plan Sponsor paid certain expenses totaling $42,830.
Certain Plan investments are in holdings managed by MassMutual, the Plan's custodian and record keeper. Accordingly, these transactions also qualify as party-in-interest.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Tax Status
In July 2011, the IRS informed the Plan Administrator by letter that the Plan is qualified under Section 401(a) of the IRC. Although the Plan has been amended since filing the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.	Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2011. No reconciliation is required for financial statements as of December 31, 2010, as the statements match Form 5500 for that period.

2011
Net assets available for benefits per the financial statements	$6,555,945
Less: Contributions receivable at December 31, 2011	(10,310)
Interest receivable at December 31, 2011	(1,044)
Net assets available for benefits per Form 5500	$6,544,591

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
NOTES TO FINANCIAL STATEMENTS

The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2011.

2011
Increase in net assets available for benefits before transfers per the financial statements	$784,831
Change in contributions receivable	(2,603)
Change in interest accrual	(1,044)
Net income per Form 5500	$781,184

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011
PLAN NUMBER 031
EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Identity of Issue	Description	Current Value
*	Rayonier Inc. Common Stock Fund	Company Stock Fund	$2,680,556
*	MassMutual GIA	Stable Value	2,536,545
*	MassMutual Select Indexed Equity Fund	Large Cap Core	720,019
*	Wells Fargo Advantage Dow Jones Target 2045	Asset Allocation	98,341
*	Wells Fargo Advantage Dow Jones Target 2035	Asset Allocation	44,992
*	Wells Fargo Advantage Dow Jones Target 2025	Asset Allocation	32,966
*	American EuroPacific Growth	International Large Core	16,706
*	PIMCO Total Return	Intermediate Term Bond	12,578
*	Wells Fargo Advantage Dow Jones Target Today	Asset Allocation	11,914
*	Invesco Van Kampen Small Cap Growth	Small Cap Growth	10,717
*	Northern Mid-Cap Index	Mid Cap Core	9,688
*	Oppenheimer Developing Markets	Emerging Markets Equity	1,599
*	Wells Fargo Advantage Dow Jones Target 2015	Asset Allocation	1,220
*	MassMutual Select Small Company Value	Small Cap Value	758
*	Eaton Vance Large-Cap Value	Large Cap Value	118
*	Northern International Equity Index	International Large Core	15
*	American Growth America	Large Cap Growth	13
*	Notes Receivable from Participants (a)	Participant Loans	669,688

			$6,848,433

(a)	The loans bear fixed interest rates that range from 4.25 percent to 9.25 percent with maturities through October 31, 2016.
Note:	Investments are participant directed, thus cost information is not required.
	* Denotes party-in-interest transaction.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Savings Plan Committee for the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations
(Name of Plan)
/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator
Date: June 27, 2012

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	LOCATION
23	Consent of Independent Registered Public Accounting Firm	Filed herewith